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        EXHIBIT 18.0  Letter regarding change in accounting principles
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April 23, 1997

Guess ? Inc.
Los Angeles, California

Gentleman:

We have been furnished with a copy of Form 10-Q of Guess ?, Inc. for the quarter ended March 30, 1997, and have read the Company's statements contained in Note 4 to the condensed financial statements included therein. As stated in
Note 4, the Company changed its method of accounting for product display fixtures and states that the newly adopted accounting principle is preferable in the circumstances because the newly adopted principle more accurately matches the long-term benefit derived from the product display fixtures with the expected future revenue from such fixtures. In accordance with your request, we have reviewed and discussed with Company officials the circumstance and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of Guess ?, Inc. as of any date or for any period subsequent to December 31, 1996, nor have we audited the information set forth in the aforementioned Note 4 to the condensed financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting charge, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of Guess ?, Inc.'s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

                                Very truly yours,

     KPMG PEAT MARWICK LLP